J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

Leerink Partners LLC

299 Park Avenue, 21st Floor

New York, New York 10171

January 22, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Christine Westbrook

Re:	Solid Biosciences, LLC

Registration Statement on Form S-1

Registration File No. 333- 222357

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Solid Biosciences, LLC (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 PM, Eastern Time, on January 24, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Proskauer Rose LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 16, 2018:

(i)	Dates of distribution: January 16, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately: 3,000

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately: 255

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Acting on behalf of itself and the several underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Vice President

Very truly yours,

GOLDMAN SACHS & CO. LLC

Acting on behalf of itself and the several underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

Very truly yours,

LEERINK PARTNERS LLC

Acting on behalf of itself and the several underwriters

By:	LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq.
Title: Managing Director